São Paulo, November 24, 2014.

To

BM&FBOVESPA S.A. – Bolsa de Valores, Mercadorias e Futuros

São Paulo – SP

At.: Companies’ Monitoring Department (“Gerência de Acompanhamento de Empresas”)

      Mrs. Ana Lúcia Costa Pereira

Ref: OFFICIAL NOTICE 3624/2014-SAE

Dear Sirs,

BRF S.A. (“BRF” or “Company”), hereby presents its answer to Official Notice 3624/2014-SAE, as described below:

“Dear Sirs,

Under the terms of the Announcement to the Market of 11/21/2014, please clarify, by 11/24/2014, if the acquisition of 75% of the retail frozen foods distribution business of Alyasra Food Company W.L.L. will contemplate withdrawal rights to the company’s shareholders, as established by the article 256 of Law 6,404/76, amended by Law n. 10,303/01. If so, state:

 (i) Shareholders registered on which date on the Company’s records shall be entitled to dissent;

 (ii) The amount of reimbursement, in R$ per share;

(iii) The deadline and the procedures that dissenting shareholders shall adopt to demonstrate their interest.

This request falls under the Cooperation Agreement, signed by CVM and BM&FBOVESPA on 12/13/2011, and its non-compliance may subject the company to an eventual coercive fine by CVM’s Superintendência de Relações com Empresas – SEP, respecting the terms established on CVM Instruction n. 452/07.”

BRF hereby clarifies that, for strategic reasons, the acquisition of 75% (seventy five percent) of Alyasra Food Company W.L.L. ("Acquisition") was not performed directly by BRF, but through its subsidiary BRF GmbH, headquartered in Austria. Thus, and under the terms of the document named Ofício-Circular/CVM/SEP/N.01/2014, the content of article 256 of Law n. 6,404/76 shall not apply to this situation and the Acquisition does not entail withdrawal rights to the Company’s shareholders.

The Company remains available for any additional questions and/or clarification deemed appropriate.

Cordially,

Augusto Ribeiro Júnior

Chief Financial and Investor Relations Officer